Mail Stop 6010

August 21, 2007

Wendell P. Weeks
Chief Executive Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

> **Re: Corning Incorporated**
> **Definitive Proxy Statement**
> **Filed March 13, 2007**
> **File No. 001-03247**

Dear Mr. Weeks:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 18

1.   We note your disclosure under the "Executive Compensation Philosophy—
        General Objectives" subsection that you believe that executive compensation
        should be based in part on performance at the individual level. Please expand
        your Compensation Discussion and Analysis to include a more specific discussion
        and analysis of how the applicable elements of your compensation packages are
        structured and implemented to reflect your named executive officer's individual
        performance. You should disclose the elements of individual performance, both
        quantitative and qualitative, and specific contributions the compensation
        committee considered in its evaluation, and if applicable, how they were weighted
        and factored into specific compensation decisions. You should also expand your
        discussion and analysis of the factors the committee considered in establishing
        personal objectives for Mr. Weeks. Refer to Item 402(b)(2)(vii) of
        Regulation S-K.

2.   Your disclosure indicates that the corporate financial performance metrics for
        performance-based variable compensation are approved by the Committee and
        communicated to plan participants in February of each year. Please disclose these
        items of company performance and how your 2007 incentive awards are
        specifically structured around the applicable performance goals. See
        Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that
        disclosure of the information would result in competitive harm such that the
        information could be excluded under Instruction 4 to Item 402(b), please provide
        us with a detailed explanation supporting your conclusion. To the extent that it is
        appropriate to omit specific targets or performance objectives, you are required to
        provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of
        Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K
        Interpretations available on our website at www.sec.gov. In discussing how
        difficult or likely it will be for the registrant to achieve the target levels or other
        factors, you should provide as much detail as necessary without disclosing
        information that poses a reasonable risk of competitive harm.

Executive Pay Should Be in Line with External Benchmarks, page 20

3.   Please discuss and analyze how and why each of your named executive officers
        has his or her compensation determined with relation to the manufacturing or
        services companies in your Comparison Companies. For example, if a particular
        named executive officer's compensation is determined solely with reference to
        manufacturing companies in your list of Comparison Companies, you should
        discuss and analyze why the manufacturing companies are the appropriate
        benchmarks given the officer's job duties and responsibilities.

Role of Executive Management in the Executive Compensation Process, page 22

4.   We note your disclosure regarding the involvement of the Senior Vice President, Global Compensation and Benefits in discussing with the Committee significant proposals or topics impacting executive compensation. Please expand your disclosure relating to the role of the Senior Vice President, Global Compensation and Benefits in your compensation processes and that officer's input during the crafting of compensation packages, including a clarification as to whether the officer makes specific recommendations regarding any of the elements of compensation for the named executive officers. Please also discuss the extent to which the named executive officers have the ability to make recommendations with respect to the proposals and topics discussed by the Senior Vice President, Global Compensation and Benefits and the Committee, including any recommendations with respect to any aspect of the compensation elements awarded to the named executive officers.

Performance Incentive Plan, page 23

5.   You disclose that the annual cash bonus targets for the named executive officers range from 75% to 100% of the base salary for each named executive officer. Please provide discussion and analysis as to the reasons why the targeted amounts of annual incentive compensation, as a percentage of base salary, vary among your named executive officers.

6.   You disclose that employees are eligible for awards earned under the Performance Incentive Plan with 50% of the plan opportunity based on corporate financial performance. Please disclose the bases upon which you will allocate the remaining 50% of the award.

Performance Metrics, page 27

7.   Given that the elements of compensation under your Performance Incentive Plan and Corporate Performance Plan are based on the achievement of the targeted financial metrics described, please discuss your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.

Benchmarking Executive Compensation, page 29

8.   You disclose that you generally seek to position CEO total cash compensation (at target) and CEO total compensation (at target) around the median of the market

and that the target total direct compensation of the other named executive officers is generally in the "Top Quartile." Please disclose the percentiles for total compensation, and each benchmarked element of compensation, for your named executive officers that you actually experienced in 2006. This disclosure should include a discussion of where actual payments fell within the targeted parameters. To the extent actual compensation was outside a targeted percentile range, please provide discussion and analysis as to why.

Outstanding Equity Awards at Fiscal Year-End Table, page 36

9.   You disclose in footnote 2 that the company uses various vesting schedules and that options typically vest over a one to three year period. Please note that Instruction 2 to Item 402(f)(2) of Regulation S-K requires footnote disclosure of the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal year-end. Please include the required disclosure.

Nonqualified Deferred Compensation, page 42

10.   Provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in your Summary Compensation Table. Refer to the Instruction to Item 402(i)(2) of Regulation S-K.

11.   Provide the disclosure required by Item 402(i)(3) of Regulation S-K.

Severance Agreements, page 42
Change in Control Agreements, page 45

12.   Please provide discussion and analysis in your Compensation Discussion and Analysis section of how the arrangements described under "Severance Agreements" and "Change in Control Agreements" fit into your overall compensation objectives and strategy and affect the decisions you made regarding other compensation elements.

13.   You disclose that the lump sum cash severance payments range from 2 to 2.99 times the sum of the applicable executive's base salary and annual bonus amount, and that the period of time in which the executive has continued participation in the benefit plans, and the receipt of additional years of service credit under the retirement plans, ranges from 2 to 3 year periods. Please discuss and analyze how these ranges and periods were negotiated and how and why the severance payment multiples and the credit years of service were agreed to by the company and why they vary among the named executive officers. Provide similar disclosure as it relates to the change in control arrangements.

14.   Please include the definition of the term "good reason" as it relates to Mr. Weeks' severance agreement. With respect to the change in control arrangements, please include the definition of each defined term that is material to an understanding of the events and circumstances that will trigger payments and the vesting provisions under the change in control agreements.

Termination Scenarios, page 44

15.   Please disclose the aggregate of the amounts payable for each situation that would generate a payout.

Director Summary Compensation Table, page 48

16.   Please disclose the aggregate number of stock awards and the aggregate number of option awards outstanding for each director at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

17.   Please include the annual costs and payments and promises of payment pursuant to the director legacy programs and similar charitable award programs for each director under the "All Other Compensation" column. Refer to Item 402(k)(2)(vii) of Regulation S-K and Instruction 1 thereto.

Related Party Policy and Procedures, page 56

18.   Provide the information required by Item 404(b) of Regulation S-K. For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

Corning Incorporated
August 21, 2007
Page 6

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney